Exhibit 1.01

Conflict Minerals Report of Lumenis Ltd.

Certain statements in this report relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “will be,” “will,” “would,” “expect,” “anticipate,” “plan,” “project,” “intend,” “could,” “should” or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

This Conflict Minerals Report for calendar year 2014 is being filed by Lumenis Ltd. (“Lumenis,” “we,” or “our”) with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the SEC to implement disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products that contain conflict minerals originating in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”), which are necessary to the functionality or production of such products.  As referred to in this report, the term “conflict minerals” includes cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives tin, tantalum and tungsten.

A copy of this report is publicly available at www.lumenis.com, under the “Investors Relations” heading.

Company and Products Overview

Lumenis (NASDAQ: LMNS) is a leading global, diversified and growing provider of innovative energy-based, minimally invasive clinical solutions. We have established a strong brand and leadership position across our three segments: surgical, ophthalmic and aesthetic. We are a leader in the development and commercialization of energy-based medical systems used in a variety of minimally invasive surgical, ophthalmic and aesthetic procedures, primarily for the aging population. For most of our current products, we utilize laser technology to deliver light energy to specific body tissues to achieve desired clinical outcomes.

Our products are specifically designed to help physicians, clinicians and aestheticians easily deliver safe, minimally invasive and effective procedures to their patients in both office and hospital settings. While specific features of our products depend on the type of procedure, all of our products are comprised of many similar components including portable, cart-based treatment control panels and housings for our lasers, procedure-specific handheld energy delivery devices and single- or multi-use disposable components. We sell our products throughout the world directly as well as using a vast network of distributors.

For more information about Lumenis, please visit www.lumenis.com. The content of such website is not part of this report and is not incorporated by reference herein.

Reasonable Country of Origin Inquiry

In our efforts to determine whether, for calendar year 2014, our products contain any necessary conflict minerals originating in the Covered Countries or are from recycled or scrap sources, we performed in good faith a reasonable country of origin inquiry.

Our products and supply chain are complex, with multiple intermediaries and third parties in the supply chain between us and the original sources of conflict minerals. Lumenis does not purchase conflict minerals directly from mines, smelters or refiners and makes no direct purchases of any minerals in the Covered Countries. We therefore rely on our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to Lumenis, including sources of the conflict minerals provided to our suppliers from their sub-suppliers.

We have conducted an analysis of our products and determined that during the 2014 calendar year, we manufactured and sub-contracted to manufacture products containing conflict minerals necessary to the functionality or production of our products.  Despite the fact that we conducted in good faith a reasonable country of origin inquiry, we do not currently have sufficient information to exclude the possibility that the conflict minerals contained in our products may have come from the Covered Countries and did not come from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of the conflict minerals contained in our products.

Due Diligence

We designed our due diligence program to be in conformity, in all material respects, with the  “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition),” and the related supplements, published by the Organization for Economic Co-operation and Development (“OECD”).  We took the following measures as part of our due diligence program:

•
As part of our support of the humanitarian goals of the Dodd-Frank Act and the steps taken by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), we have adopted a Conflict-Free Minerals Policy that is published on our website:  http://www.lumenis.com under “About– Policies–Conflict Minerals Policy.” We are committed to sourcing materials from companies that share our values with respect to human rights, ethics and environmental responsibility.

•
We established an accountability and cross-functional team to address conflict mineral issues, identify and assess risks in the supply chain, and design and implement a strategy to respond to identified risks.  The team is led by our Operations department and is supported by other Lumenis departments, including Marketing, Business Units, Finance, and Legal. The Operations department has the primary responsibility for working with manufacturers to obtain information regarding parts that may contain conflict minerals, as well as tracking and documenting Lumenis’ progress and generating Lumenis’ required reporting.  The team updates senior management on our due diligence efforts and progress.

•
We sent letters to our suppliers explaining the Rule, our obligations thereunder, and our expectations that they assist us in our due diligence. We requested our suppliers to undertake reasonable steps within their supply chains to determine the origin of any conflict minerals contained in products they provide to us.

•
We identified suppliers in our supply chain that provide us with components to our products which contain metals, which could potentially contain conflict minerals. We conducted a review of the potential risks in our supply chain with respect to conflict minerals compliance.

•
Our due diligence efforts to date have been conducted in two tiers, approaching direct suppliers, as well as their sub-suppliers.  We surveyed approximately 300 of our direct suppliers and approximately 450 of their sub-suppliers, using the standard Conflict Minerals Reporting Template designed by the EICC and GeSI.  The template has been widely adopted to assist companies in their due diligence processes related to conflict minerals and contains questions about the origin of conflict minerals included in manufacturers’ products, as well as their due diligence.

•
We received responses from approximately 50% of the suppliers and sub-suppliers we surveyed. In reviewing supplier responses, we assessed the reasonableness of the information received based on factors, such as the completeness and quality of the response. We reviewed survey responses from our suppliers and followed up on inconsistent, incomplete, and inaccurate responses.

•
The Terms and Conditions (available on our website and included with each purchase order we use) require suppliers to comply with legal requirements relating to conflict minerals, including using due diligence protocols, standards and procedures that meet or exceed the reasonable country of origin inquiry described in the SEC rules and the relevant best practices developed by industry. Our suppliers are further required to assist Lumenis with any requests for information, certifications, or other similar documents as Lumenis may reasonably request in this respect.

Results of Due Diligence

Due to the large number of suppliers, the multi-tiered nature of our supply chain and the complexity of our products and manufacturing processes, as of the date of this report, the majority of our suppliers have not provided definitive responses regarding the conflict minerals status of their products. Thus, we do not currently have sufficient information to reasonably determine in good faith the country of origin of the conflict minerals used in our products or identify the facilities used to process such minerals. We plan to continue to engage our suppliers to obtain current, accurate and complete information about their supply chain and will continue to improve and monitor the performance and efficiency of our due diligence efforts as further described below.

Future Risk Mitigation and Due Diligence

We intend to undertake the following steps to improve our due diligence and further mitigate the risk that the use of conflict minerals in our products finance or benefit armed groups in the Covered Countries:

•	Continue to work to identify and assess the risks in the supply chain related to compliance with conflict mineral disclosure requirements.

•	Continue to engage with suppliers to improve supplier response rates and the accuracy, specificity and completeness of information provided by them.

•	Continue to work with suppliers to identify smelters in our supply chain and emphasize the importance of sourcing conflict minerals responsibly, from certified conflict-free smelters.

•	Expand engagement with manufacturers and suppliers and direct them to information and training resources to attempt to increase the response rate and improve the quality of the survey responses.

•	Verify smelters identified by our suppliers against the Conflict Free Sourcing Initiative (“CFSI”) list.

•	Continue to validate manufacturers’ responses using information collected via independent conflict-free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter Program.